Mail Stop 4720

September 2, 2009

Roberto R. Herencia
President and Chief Executive Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160

> **Re: Midwest Banc Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 001-13735**

Dear Mr. Herencia:

We have reviewed your response dated August 25, 2009 and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008
Note 9 - Goodwill and Core Deposit Intangibles, page F-23

1.   We note your response to prior comment 4 to our letter dated August 25, 2009. It is unclear to us how you concluded that there were not any triggers for goodwill impairment testing in either Q4 2008, Q1 2009 and Q2 2009. In this regard, the staff notes that in addition to the examples outlined in paragraph 28 of SFAS 142, the staff believes there may be other situations where an event has occurred or circumstances have changed that would more likely than not reduce the fair value of the reporting unit below its carrying amount and thus an interim impairment test would be required to be performed. For example, the staff notes that the Company recorded an impairment charge representing approximately half of the goodwill recorded in the Company's single reporting unit during the third quarter of 2008, and that significant additional events occurred during the next 3 quarters that would appear to increase the likelihood of further impairment including (a) additional impairment charges and valuation allowances, including on your deferred tax assets, (b) continued deterioration in the banking industry, (c) significant declines in your market capitalization below book value, (d) significantly

higher levels of non-performing assets, and (e) management changes. It is unclear how after considering all of these things that you concluded that a triggering event for goodwill impairment testing has not occurred during any of these three quarters.

Furthermore, we note your response indicates that the deterioration experienced by the Company was consistent in certain situations as the deterioration experienced by your peers, but we also note that in many cases your peers determined that triggers for goodwill impairment testing were present during at least certain of these 3 quarters. Finally, we note that you performed a "reasonableness" test at an unspecified date, but it is unclear how this test is sufficient to conclude that no goodwill impairment would have resulted given the high level nature of the test and the lack of any significant updating of any of the assumptions, particularly in light of the further deteriorating conditions that may not have been expected when the last impairment test was performed as of September 30, 2008. We therefore believe you should re-evaluate your conclusions that no interim impairment triggers existed at any of these three quarters and perform any required goodwill impairment tests based on the results of your analysis. Please also provide us with a copy of the valuation report obtained in connection with your goodwill impairment testing as of September 30, 2008.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Staff Attorney

CC: By Fax: (312) 609-5005
John Blatchford
Vedder Price P.C.